Exhibit 99.4
[Form of Letter to Class T Stockholders]
September [●], 2019

RE: Phillips Edison Grocery Center REIT III to Merge with Phillips Edison & Company

Dear Class T Stockholder,

Approximately one year after the commencement of the Phillips Edison Grocery Center REIT III, Inc. (“PECO III” or the “Company”) May 2018 initial public offering, the PECO III board of directors determined that the public offering share structure and market potential would not lead to a successful capital raise, and the raise was suspended effective June 14, 2019.

On July 19, 2019, PECO III appointed a special committee comprised of the independent directors of the PECO III board of directors (“Special Committee”) to review the strategic options available to PECO III given the small size of its portfolio and the relatively significant costs of operating a public company.

On September 3, 2019, the Special Committee recommended, and the board of directors approved, entering into a definitive merger agreement in which PECO III would be acquired by Phillips Edison & Company, Inc. (“PECO”). The board further determined that distributions to stockholders would be limited to operating cash flows until completion of the merger. As a result, the PECO III Board, upon the recommendation of the Special Committee, reduced the monthly distribution rate to approximately $0.0085 per share, beginning with the distribution payable on October 1, 2019.

PECO is an internally-managed REIT and one of the nation’s largest owners and operators of grocery-anchored shopping centers. Through its vertically-integrated operating platform, PECO manages a portfolio of 336 properties, including 298 wholly-owned properties and 38 third-party owned properties, and its wholly-owned portfolio consists of approximately 33.5 million square feet across 32 states (as of June 30, 2019). PECO, together with Griffin Capital Company, LLC (“Griffin”), are the co-sponsors of PECO III, which is externally managed by an advisor jointly owned by affiliates of PECO and Griffin.

As part of this merger transaction, PECO, together with Griffin, went to great lengths to support the valuation of PECO III shares, and we collectively believe the merger provides PECO III stockholders the best possible outcome over the long-term.

Merger Details
The Special Committee, which retained Duff & Phelps, LLC as independent financial advisor and Hogan Lovells US LLP as independent legal advisor, unanimously recommended, and the PECO III board of directors, with the unanimous vote of the independent directors, approved the transaction. Goodwin Procter LLP is acting as legal advisor to PECO.

The merger agreement, subject to certain conditions, allows PECO III to consider competing proposals and the PECO III board of directors to change its recommendation should a superior proposal be received.

The closing of the transaction is subject to the satisfaction of customary conditions, including approval by the PECO III stockholders. As such, we will begin soliciting approval from our stockholders upon PECO’s filing with the SEC and the mailing of the definitive proxy statement/prospectus to PECO III stockholders. The transaction is expected to close during the fourth quarter of 2019.

Merger Consideration
In exchange for each share of PECO III common stock:

•	Class T stockholders will receive approximately 0.7749 shares of PECO common stock (a value of $8.6014 per share) plus $0.0989 in cash, for a total value of $8.7003

All PECO III stockholders may elect to receive additional shares of PECO common stock in lieu of the cash portion of the merger consideration. Note that Class T and I stockholders will receive higher consideration when compared to Class A stockholders because these classes most recently invested, paid a higher average purchase price per share, and have received fewer distributions to date.

The most recent estimated value per share of PECO common stock is $11.10 per share, which was established by its board of directors based on valuations performed by an independent valuation firm. The PECO board of directors recently declared a monthly distribution for September 2019, October 2019, and November 2019, maintaining the annualized rate of $0.67 per share.

Summary of PECO and Griffin’s Capital Commitments to the Transaction
PECO and Griffin, in their roles as co-sponsors and co-advisors to PECO III, are committing significant amounts of their own cash and resources to support the PECO III valuation:

•
Valuation Support: The merger consideration of approximately $8.70 per share to be received by Class T stockholders represents a significant premium over both the midpoint ($6.54) and high end ($6.88) of the estimated net asset value per share range of PECO III, as determined by Special Committee based on the valuation advice of its financial advisor. The consideration takes into account the following commitments from PECO and Griffin:

◦	effectively waiving the reimbursement of all organization or offering expenses incurred in PECO III’s private and public offerings that are currently owed to the advisor,

◦	effectively waiving or crediting all asset management fees and acquisition fees and expenses owed or paid to the advisor by PECO III since its inception,

◦	waiving all disposition fees that would be owed to the advisor in connection with the merger,

◦	paying all of PECO III’s merger transaction expenses,

◦	a cash contribution from PECO of $3.9 million, and

◦	a cash contribution from Griffin of $2.8 million.

•
Distribution Yield Support: PECO III stockholders will receive a portion of the merger consideration in cash, which when combined with the current PECO distribution, will provide the equivalent of a 5.5% distribution rate to Class T stockholders on their original PECO III investment for two years following the close of the merger, assuming the current PECO annualized distribution rate remains consistent.

Summary of Strategic Benefits
This transaction has clear benefits for PECO III stockholders, including:

•
Increases Portfolio Size, Scale, and Diversification: PECO III stockholders will immediately benefit from the increased size, scale, and diversification of the combined company. The combined company will wholly own 301 properties with a total enterprise value of over $6.1 billion. The larger portfolio diversifies property, tenant, and geographic concentration, and provides greater opportunities for growth. PECO III stockholders will also benefit from enhanced access to capital, operational synergies, and efficiencies as part of the combined company.

•
Significantly Improved Liquidity Event Prospects: PECO is significantly better positioned than PECO III to achieve a successful liquidity event as a result of PECO’s significantly greater scale, its internalized management, and its superior asset, geographic and tenant diversification.

•
Best Available Option for PECO III: The Special Committee considered possible alternatives to the merger, including continuing to operate PECO III on a stand-alone basis, liquidating the company, or seeking a business combination with or sale of assets to another party, and believes that the PECO merger is the best available option for PECO III and its stockholders given relative valuation, timing and transaction cost considerations. Any such alternative to the merger would not include the benefit of the aforementioned commitments of the advisor and co-sponsors and would result in significantly reduced proceeds paid to stockholders.

•
Maintains Exclusive Grocery Focus: The investment strategies of both PECO and PECO III are exclusively focused on grocery-anchored shopping centers that lease to necessity-based retailers and service providers, which have proven to be internet resistant and recession resilient.

•
Internal Management Structure: The merger will allow PECO III stockholders to join a larger, fully integrated, internally-managed REIT that, subject to market conditions, would be better-positioned to list on a national stock exchange and provide liquidity for its stockholders.

•
Advisory Fees Terminated: In addition to the aforementioned waiving of all asset management fees, the current advisory agreement with PECO III's advisor will be terminated, eliminating future advisory fees paid by PECO III.

•
Established Management Team: PECO III stockholders will benefit from the synergies of being part of a combined enterprise that remains focused on driving stockholder value and expects a seamless integration process as PECO has managed PECO III since inception.

•
Investment Management Business: PECO III stockholders are expected to benefit from the scalable growth prospects of PECO’s investment management business, which provides consistent, recurring income streams to PECO and is an opportunity to grow and expand earnings.

On behalf of the PECO III board and the entire management team, thank you for your support and we strongly encourage all stockholders to vote in favor of this transaction.

Sincerely,

/s/ Jeffrey S. Edison
Chairman and Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.

About Phillips Edison Grocery Center REIT III, Inc.
Phillips Edison Grocery Center REIT III, Inc. is a public non-traded REIT that seeks to acquire and manage well-occupied grocery-anchored neighborhood shopping centers having a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. The REIT is co-sponsored by Phillips Edison & Company, Inc. and Griffin Capital Company, LLC.

About Phillips Edison & Company, Inc.
Phillips Edison & Company, Inc. (“PECO”), an internally-managed REIT, is one of the nation’s largest owners and operators of grocery-anchored shopping centers. PECO’s diversified portfolio of well-occupied neighborhood shopping centers features a mix of national and regional retailers selling necessity-based goods and services in fundamentally strong markets throughout the United States. Through its vertically-integrated operating platform, PECO manages a portfolio of 336 properties, including 298 wholly-owned properties comprising approximately 33.5 million square feet across 32 states (as of June 30, 2019). PECO has generated strong operating results over its 27+ year history and has partnered with leading institutional commercial real estate investors including TPG Real Estate and The Northwestern Mutual Life Insurance Company. PECO remains exclusively focused on creating great grocery-anchored shopping experiences and improving the communities it serves one center at a time. For more information, please visit www.phillipsedison.com.

About Griffin Capital Company, LLC
Griffin Capital is a leading alternative investment asset manager headquartered in El Segundo, California with offices in Irvine, California, Phoenix, Arizona, and Greenwich, Connecticut. Founded in 1995, Griffin Capital has owned, managed, sponsored or co-sponsored investment programs encompassing over $17 billion in assets. Griffin Capital’s senior executives and employees have co-invested over $300 million in its sponsored investment verticals. The privately held firm is led by a seasoned team of senior executives each with more than two decades of investment and real estate experience and who collectively have executed over 650 transactions valued in excess of $22 billion.

Griffin Capital’s alternative investment solutions include three groups of complementary products: actively managed interval funds in the company’s Institutional Access® fund family, non-listed real estate investment trusts (REITs) and tax-advantaged private real estate strategies. The firm’s investment strategies include diversified core real estate and global corporate credit securities, as well as direct real estate ownership in sector-specific portfolios focused on net leased essential office and industrial assets, clinical healthcare properties, and multifamily real estate.

These solutions include: Griffin Institutional Access® Credit Fund, Griffin Institutional Access® Real Estate Fund, Griffin Capital Essential Asset® REIT, Griffin Institutional Property Exchange DSTs, and a Qualified Opportunity Zone fund. Griffin Capital Securities, LLC, Member FINRA/SIPC, is the dealer manager and/or exclusive wholesale marketing agent for its REITs, Interval Funds and private offerings sponsored and/or co-sponsored by Griffin Capital Company, LLC, which offerings are distributed to investors through independent and insurance broker-dealers, national wirehouses and registered investment advisors. Additional information is available at: www.griffincapital.com.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving the PECO Parties and PECO III. The proposed transaction will be submitted to the stockholders of PECO III for their consideration. In connection with the proposed transaction, on September 4, 2019, PECO filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a proxy statement/prospectus and certain other documents regarding the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement on Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all PECO III stockholders. You may obtain copies of all documents filed with the SEC concerning the proposed transaction, free of charge, at the SEC's website at www.sec.gov. In addition, PECO III stockholders may obtain free copies of the documents filed with the SEC by PECO III by going to PECO III's website at www.grocerycenterreit3.com.

Interests of Participants
Information regarding PECO's directors and executive officers is set forth in PECO's proxy statement for its 2018 annual meeting of stockholders and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which were filed with the SEC on March 29, 2019, and March 13, 2019, respectively. Information regarding PECO III's directors and executive officers is set forth in PECO III's Post-Effective Amendment to Registration Statement on Form S-11 filed with the SEC on April 10, 2019. Additional information regarding persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in the proxy statement/prospectus filed by PECO with the SEC on September 4, 2019.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the proposed transaction and the ability to consummate the proposed transaction and other anticipated benefits of the proposed transaction. PECO III intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about PECO III's and PECO's plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of PECO III's performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "would," "could," "should," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. PECO III makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this communication, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Forward-looking statements involve significant known and unknown risks and uncertainties that may cause PECO's or PECO III's actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by PECO III's stockholders; the risk that a condition to closing of the proposed transaction may not be satisfied; PECO's continued payment of distributions at the current rate or at all; the ability and willingness of the Combined Company to complete a liquidity event, such as a listing of the shares of common stock of the Combined Company; each of PECO's and PECO III's ability, or the ability of the Combined Company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; PECO's and PECO III's ability to consummate the Merger; the possibility that costs or difficulties related to the integration of PECO's and PECO III's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of PECO or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the impact of legislative, regulatory and competitive changes and other risk factors discussed in each of PECO's and PECO III's reports filed from time to time with the SEC. There can be no assurance that the proposed transaction will in fact be consummated.
PECO and PECO III caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to PECO and PECO III or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.